

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2019

Choi Lin Hung
Chairman, Chief Executive Officer, President and Treasurer
Jerash Holdings (US), Inc.
260 East Main Street, Suite 2706
Rochester, New York 14604

   Re: Jerash Holdings (US), Inc.
        Registration Statement on Form S-1
        Filed May 10, 2019
        File No. 333-231395

Dear Mr. Hung:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Beverages, Apparel and
                                        Mining

cc: Alexander R. McClean